 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 NEWS RELEASE

Kinross to announce Tasiast expansion feasibility study results on March 31, 2014

Conference call to discuss results on April 1, 2014 at 8 a.m. ET

Toronto, Ontario, March 25, 2014 – Kinross Gold (TSX:K; NYSE:KGC) plans to release results from its feasibility study for a Tasiast expansion on Monday, March 31, 2014, after market close. In connection with the release, Kinross will hold a conference call and audio webcast on Tuesday, April 1, 2014 at 8 a.m. ET to discuss the results, followed by a question-and-answer session.

The call-in numbers are as follows:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia, and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Director, Corporate Communications

phone: 647-788-4179

 andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com